Exhibit 99.2









Select Income REIT
Second Quarter 2016
Supplemental Operating and Financial Data

SIR Nasdaq Listed

351, 401, 501 Elliott Ave West, Seattle, WA
Square Feet: 299,643
F5 Networks (Nasdaq: FFIV) Corporate Headquarters

All amounts in this report are unaudited.





TABLE OF CONTENTS

	PAGE/EXHIBIT
CORPORATE INFORMATION	
Company Profile	7
Investor Information	8
Research Coverage	9
FINANCIALS	
Key Financial Data	11
Condensed Consolidated Balance Sheets	12
Condensed Consolidated Statements of Income	13
Condensed Consolidated Statements of Cash Flows	14
Debt Summary	15
Debt Maturity Schedule	16
Leverage Ratios, Coverage Ratios and Public Debt Covenants	17
Capital Expenditures Summary	18
Property Acquisitions and Dispositions Information Since 1/1/16	19
Calculation of Property Net Operating Income (NOI) and Cash Basis NOI	20
Reconciliation of NOI to Same Property NOI and Calculation of Same Property Cash Basis NOI	21
Calculation of EBITDA and Adjusted EBITDA	22
Calculation of Funds from Operations (FFO) Attributed to SIR and Normalized FFO Attributed to SIR	23
Definitions of Certain Non-GAAP Financial Measures	24
PORTFOLIO INFORMATION	
Portfolio Summary by Property Type	26
Same Property Results of Operations	27
Leasing Summary	29
Occupancy and Leasing Analysis by Property Type	30
Tenant Diversity and Credit Characteristics	31
Tenants Representing 1% or More of Total Annualized Rental Revenue	32
Three Year Lease Expiration Schedule by Property Type	33
Portfolio Lease Expiration Schedule	34
Hawaii Land Rent Reset Summary	35
EXHIBIT	
Property Detail	A



WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", "MAY" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- THE LIKELIHOOD THAT OUR TENANTS WILL PAY RENT, EXTEND OR RENEW THEIR LEASES, ENTER INTO NEW LEASES OR BE AFFECTED BY CYCLICAL ECONOMIC CONDITIONS,
- OUR ACQUISITIONS OF PROPERTIES,
- OUR SALES OF PROPERTIES,
- OUR ABILITY TO COMPETE FOR ACQUISITIONS AND TENANCIES EFFECTIVELY,
- THE LIKELIHOOD THAT OUR RENTS MAY INCREASE WHEN RENTS ARE RESET AT OUR LEASED LANDS IN HAWAII,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR ABILITY TO APPROPRIATELY BALANCE OUR USE OF EQUITY AND DEBT CAPITAL,
- OUR CREDIT RATINGS,
- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF THE RMR GROUP INC., OR RMR INC.,
- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF AFFILIATES INSURANCE COMPANY, OR AIC, AND FROM OUR PARTICIPATION IN INSURANCE PROGRAMS ARRANGED BY AIC,
- OUR QUALIFICATION FOR TAXATION AS A REAL ESTATE INVESTMENT TRUST, OR REIT,
- THE CREDIT QUALITIES OF OUR TENANTS, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, ATTRIBUTED TO SIR, NORMALIZED FFO ATTRIBUTED TO SIR, NET OPERATING INCOME, OR NOI, CASH BASIS NOI, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR TENANTS,
- COMPETITION WITHIN THE REAL ESTATE INDUSTRY, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY FOR TAXATION AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR RELATED PARTIES, INCLUDING OUR MANAGING TRUSTEES, THE RMR GROUP LLC, OR RMR LLC, RMR INC., GOVERNMENT PROPERTIES INCOME TRUST, OR GOV, SENIOR HOUSING PROPERTIES TRUST, OR SNH, AIC, AND OTHERS AFFILIATED WITH THEM, AND
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL.

WARNING CONCERNING FORWARD LOOKING STATEMENTS



WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

FOR EXAMPLE:

- OUR ABILITY TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS AND TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO LEASE OUR PROPERTIES. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,

- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES AND LEASE THEM FOR RENTS, LESS PROPERTY OPERATING COSTS, THAT EXCEED OUR CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING OR LEASE TERMS FOR NEW PROPERTIES,

- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,

- RENTS THAT WE CAN CHARGE AT OUR PROPERTIES MAY DECLINE BECAUSE OF CHANGING MARKET CONDITIONS OR OTHERWISE,

- A SIGNIFICANT NUMBER OF OUR HAWAII PROPERTIES ARE LANDS LEASED FOR RENTS THAT ARE PERIODICALLY RESET BASED ON THEN CURRENT FAIR MARKET VALUES. REVENUES FROM OUR PROPERTIES IN HAWAII HAVE GENERALLY INCREASED DURING OUR OWNERSHIP AS THE LEASES FOR THOSE PROPERTIES HAVE BEEN RESET OR RENEWED. THERE CAN BE NO ASSURANCE THAT REVENUES FROM OUR HAWAII PROPERTIES WILL INCREASE AS A RESULT OF FUTURE RENT RESETS OR LEASE RENEWALS, AND FUTURE RENTS FROM THESE PROPERTIES COULD DECREASE OR NOT INCREASE TO THE EXTENT THEY HAVE IN THE PAST,

- WE MAY NOT SUCCEED IN FURTHER DIVERSIFYING OUR TENANTS AND ANY DIVERSIFICATION WE MAY ACHIEVE MAY NOT MITIGATE OUR PORTFOLIO RISKS OR IMPROVE THE SECURITY OF OUR REVENUES OR OUR OPERATING PERFORMANCE,

- OUR POSSIBLE REDEVELOPMENT OF CERTAIN OF OUR HAWAII PROPERTIES MAY NOT BE REALIZED OR BE SUCCESSFUL,

- THE UNEMPLOYMENT RATE OR ECONOMIC CONDITIONS IN THE UNITED STATES MAY BECOME WORSE IN THE FUTURE. SUCH CIRCUMSTANCES OR OTHER CONDITIONS MAY REDUCE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE. IF THE DEMAND FOR LEASING OFFICE AND INDUSTRIAL SPACE IS REDUCED, WE MAY BE UNABLE TO RENEW LEASES WITH OUR TENANTS AS LEASES EXPIRE OR ENTER INTO NEW LEASES AT RENTAL RATES AS HIGH AS EXPIRING RATES, AND OUR FINANCIAL RESULTS MAY DECLINE,

- OUR BELIEF THAT THERE IS A LIKELIHOOD THAT TENANTS MAY RENEW OR EXTEND OUR LEASES WHEN THEY EXPIRE WHENEVER THEY HAVE MADE SIGNIFICANT INVESTMENTS IN THE LEASED PROPERTIES, OR BECAUSE THOSE PROPERTIES MAY BE OF STRATEGIC IMPORTANCE TO THEM, MAY NOT BE REALIZED,

- SOME OF OUR TENANTS MAY NOT RENEW EXPIRING LEASES, AND WE MAY BE UNABLE TO OBTAIN NEW TENANTS TO MAINTAIN OR INCREASE THE HISTORICAL OCCUPANCY RATES OF, OR RENTS FROM, OUR PROPERTIES,

- WE MAY INCUR SIGNIFICANT COSTS TO PREPARE A PROPERTY FOR A TENANT, PARTICULARLY FOR SINGLE TENANT PROPERTIES,

- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,

- ACTUAL COSTS UNDER OUR REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,

- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,

- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN MAY BE INCREASED TO UP TO $2.2 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR REVOLVING CREDIT FACILITY AND TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,



WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,

- WE RECEIVED AN ASSESSMENT FROM THE STATE OF WASHINGTON FOR REAL ESTATE EXCISE TAX, INTEREST AND PENALTIES OF $2.8 MILLION ON CERTAIN PROPERTIES WE ACQUIRED IN CONNECTION WITH OUR ACQUISITION OF COLE CORPORATE INCOME TRUST, INC. IN JANUARY 2015. ALTHOUGH WE BELIEVE WE ARE EXEMPT FROM THIS TAX AND ARE DISPUTING THIS ASSESSMENT, WE MAY NOT SUCCEED IN HAVING ALL OR ANY PART OF THIS ASSESSMENT NULLIFIED,

- THE BUSINESS MANAGEMENT AND PROPERTY MANAGEMENT AGREEMENTS BETWEEN US AND RMR LLC HAVE CONTINUING 20 YEAR TERMS. HOWEVER, THOSE AGREEMENTS INCLUDE TERMS WHICH PERMIT EARLY TERMINATION IN CERTAIN CIRCUMSTANCES. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THESE AGREEMENTS WILL REMAIN IN EFFECT FOR CONTINUING 20 YEAR TERMS OR FOR SHORTER TERMS,

- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING RMR LLC, RMR INC., GOV, SNH, AIC AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE, AND

- THE PREMIUMS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR REVOLVING CREDIT FACILITY AND TERM LOAN AND THE FACILITY FEE PAYABLE ON OUR REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO INCREASE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS ACTS OF TERRORISM, NATURAL DISASTERS, CHANGES IN OUR TENANTS' FINANCIAL CONDITIONS, THE MARKET DEMAND FOR LEASED SPACE OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

WARNING CONCERNING FORWARD LOOKING STATEMENTS (CONTINUED)

CORPORATE INFORMATION

19100 Ridgewood Parkway, San Antonio, TX
Square Feet: 618,017
Tesoro Corporation (NYSE: TSO) Corporate Headquarters





COMPANY PROFILE

The Company:

Select Income REIT, or SIR, we, our or us, is a real estate investment trust, or REIT, which owns properties that are primarily net leased to single tenants. As of June 30, 2016, we owned 119 properties (360 buildings, leasable land parcels and easements) with approximately 44.7 million rentable square feet located in 35 states, including 11 properties (229 buildings, leasable land parcels and easements) with approximately 17.8 million square feet which are primarily leasable industrial and commercial lands located in Hawaii. We have been investment grade rated since 2014, and we are included in the Russell 2000® Index and the MSCI US REIT Index.

Management:

SIR is managed by the operating subsidiary of The RMR Group Inc. (Nasdaq: RMR). RMR is an alternative asset management company that was founded in 1986 to invest in real estate and manage real estate related businesses. RMR's business primarily consists of providing management services to four publicly owned REITs and three real estate operating companies. As of June 30, 2016, RMR had $22.6 billion of assets under management, including more than 1,300 properties. In addition to managing SIR, RMR also manages Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns office properties majority leased to the U.S. government and state governments and that owned 27.9% of our outstanding common shares as of June 30, 2016, Hospitality Properties Trust, or HPT, a publicly traded REIT that owns hotels and travel centers, and Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings. RMR also provides management services to Five Star Quality Care, Inc., a publicly traded senior living and healthcare services company which is a tenant of SNH and manages certain of SNH's senior living communities, to TravelCenters of America LLC, a publicly traded operator of travel centers and convenience stores, which is a tenant of HPT, and to Sonesta International Hotels Corporation, which is one of HPT's hotel managers. Another subsidiary of RMR, RMR Advisors LLC, is a SEC registered investment advisor that is the investment manager of a publicly traded mutual fund which principally invests in securities of unaffiliated real estate companies. We believe that being managed by RMR is a competitive advantage for SIR because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to SIR at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335

Stock Exchange Listing:

Nasdaq

Trading Symbol:

Common Shares: SIR

Issuer Ratings:

Moody's: Baa2
Standard & Poor's: BBB-

Portfolio Data (as of 6/30/2016):
(dollars and sq. ft. in 000s)

Total properties	119
Total sq. ft.	44,706
Percent leased	96.8%
Q2 2016 total revenue	$ 114,904
Q2 2016 net income attributed to SIR	$ 30,752
Q2 2016 Cash Basis NOI [1]	$ 84,846
Q2 2016 Normalized FFO attributed to SIR [1]	$ 64,157

(1) See pages 20 - 24 for the calculations of NOI, Cash Basis NOI, FFO attributed to SIR and Normalized FFO attributed to SIR and a reconciliation of those amounts to or from net income or net income attributed to SIR, as applicable, determined in accordance with U.S. generally accepted accounting principles, or GAAP.



INVESTOR INFORMATION

INVESTOR INFORMATION

Board of Trustees

Donna D. Fraiche
Independent Trustee

William A. Lamkin
Independent Trustee

Jeffrey P. Somers
Independent Trustee

Adam D. Portnoy
Managing Trustee

Barry M. Portnoy
Managing Trustee

Senior Management

David M. Blackman
President and Chief Operating Officer

John C. Popeo
Chief Financial Officer and Treasurer

Contact Information

Investor Relations
Select Income REIT
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 796-8303
(f) (617) 796-8335
(e-mail) info@sirreit.com

Inquiries
Financial inquiries should be directed to John C. Popeo, Chief Financial Officer and Treasurer, at (617) 796-8303 or jpopeo@sirreit.com.

Investor and media inquiries should be directed to Christopher Ranjitkar, Director, Investor Relations, at (617) 796-8320 or cranjitkar@sirreit.com.



RESEARCH COVERAGE

Equity Research Coverage

Bank of America / Merrill Lynch
James Feldman
(646) 855-5808
james.feldman@baml.com

JMP Securities
Mitch Germain
(212) 906-3546
mgermain@jmpsecurities.com

Morgan Stanley
Vikram Malhotra
(212) 761-7064
vikram.malhotra@morganstanley.com

RBC Capital Markets
Rich Moore
(440) 715-2646
rich.moore@rbccm.com

Rating Agencies

Moody's Investors Service
Griselda Bisono
(212) 553-4985
griselda.bisono@moodys.com

Standard & Poor's
Michael Souers
(212) 438-2508
michael.souers@standardandpoors.com

SIR is followed by the analysts and its credit is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding SIR's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of SIR or its management. SIR does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIALS



7001 Columbia Gateway Drive, Columbia, MD
Square Feet: 119,912
Merkle Group, Inc. Corporate Headquarters

KEY FINANCIAL DATA

(dollars in thousands, except per share data)

	As of and For the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Selected Balance Sheet Data:					
Total gross assets [1]	$ 4,853,401	$ 4,876,990	$ 4,849,124	$ 4,893,849	$ 4,736,537
Total assets	$ 4,649,793	$ 4,692,810	$ 4,684,345	$ 4,749,263	$ 4,608,411
Total liabilities	$ 2,553,157	$ 2,591,733	$ 2,587,385	$ 2,576,459	$ 2,420,658
Total shareholders' equity	$ 2,096,636	$ 2,101,077	$ 2,096,960	$ 2,169,534	$ 2,184,430
Selected Income Statement Data:					
Total revenues	$ 114,904	$ 117,232	$ 114,794	$ 111,942	$ 107,214
Net income	$ 30,752	$ 32,812	$ 10,917	$ 30,801	$ 29,188
Net income attributed to SIR [2]	$ 30,752	$ 32,779	$ 10,876	$ 30,755	$ 29,140
NOI [3]	$ 91,747	$ 93,986	$ 92,749	$ 90,758	$ 88,394
Adjusted EBITDA [4]	$ 85,472	$ 87,359	$ 88,150	$ 84,670	$ 82,752
FFO [5]	$ 64,157	$ 66,204	$ 43,526	$ 63,750	$ 61,464
Normalized FFO attributed to SIR [5]	$ 64,157	$ 66,262	$ 67,510	$ 64,152	$ 62,240
Per Share Data:					
Net income attributed to SIR - basic and diluted	$ 0.34	$ 0.37	$ 0.12	$ 0.34	$ 0.33
FFO attributed to SIR - basic and diluted [5]	$ 0.72	$ 0.74	$ 0.49	$ 0.71	$ 0.69
Normalized FFO attributed to SIR - basic and diluted [5]	$ 0.72	$ 0.74	$ 0.76	$ 0.72	$ 0.70
Dividends:					
Annualized dividends paid per share [6]	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 2.00
Annualized dividend yield (at end of period) [6]	7.7%	8.7%	10.1%	10.5%	9.7%
Normalized FFO payout ratio [5] [7]	69.4%	67.6%	65.8%	69.4%	70.5%

(1) Total gross assets is total assets plus accumulated depreciation.

(2) Excludes an 11% noncontrolling interest of a third party in one property we acquired from Cole Corporate Income Trust, Inc., or CCIT, in January 2015. In February 2016, we purchased this 11% interest at fair market value from the former owner of that joint venture interest.

(3) See page 20 for the calculation of NOI and a reconciliation of that amount to net income determined in accordance with GAAP.

(4) See page 22 for the calculation of Adjusted EBITDA and a reconciliation of net income determined in accordance with GAAP to that amount.

(5) See page 23 for the calculation of FFO attributed to SIR and Normalized FFO attributed to SIR and a reconciliation of net income attributed to SIR determined in accordance with GAAP to those amounts.

(6) The amounts stated reflect the then regular quarterly dividend rates per share annualized, which exclude prorated dividends related to our acquisition of CCIT by merger affecting the three month period ended June 30, 2015, and exclude a $0.21 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015 affecting the three month period ended December 31, 2015. On July 12, 2016, we declared a quarterly dividend of $0.51 per share ($2.04 per year) which we expect to pay on or about August 18, 2016 to holders of record on July 22, 2016.

(7) Dividend amounts reflect the amounts paid during the period. Dividend amounts paid for the period January 1, 2015 through January 28, 2015, the day before the closing of the CCIT merger, are included in the period ended June 30, 2015. The dividend amount for the period ended December 31, 2015 excludes a $0.21 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.



CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

		June 30, 2016		December 31, 2015
ASSETS				
Real estate properties:				
Land	$	1,036,425	$	1,036,425
Buildings and improvements		3,087,516		3,083,243
		4,123,941		4,119,668
Accumulated depreciation		(203,608)		(164,779)
		3,920,333		3,954,889
Acquired real estate leases, net		535,235		566,195
Cash and cash equivalents		10,815		17,876
Restricted cash		44		1,171
Rents receivable, including straight line rents of $104,835 and $92,264, respectively,				
net of allowance for doubtful accounts of $536 and $464, respectively		110,285		99,307
Deferred leasing costs, net		9,858		7,221
Other assets, net		63,223		37,686
Total assets	$	4,649,793	$	4,684,345
LIABILITIES AND SHAREHOLDERS' EQUITY				
Unsecured revolving credit facility	$	280,000	$	303,000
Unsecured term loan, net		348,124		347,876
Senior unsecured notes, net		1,428,201		1,426,025
Mortgage notes payable, net		286,326		286,706
Accounts payable and other liabilities		98,015		105,403
Assumed real estate lease obligations, net		82,044		86,495
Rents collected in advance		14,319		16,295
Security deposits		11,824		11,845
Due to related persons		4,304		3,740
Total liabilities		2,553,157		2,587,385
Commitments and contingencies				
Shareholders' equity:				
Common shares of beneficial interest, $.01 par value: 125,000,000 shares				
authorized; 89,386,529 and 89,374,029 shares issued and outstanding, respectively		894		894
Additional paid in capital		2,178,833		2,178,477
Cumulative net income		388,517		324,986
Cumulative other comprehensive income (loss)		5,576		(19,587)
Cumulative common distributions		(477,184)		(387,810)
Total shareholders' equity		2,096,636		2,096,960
Total liabilities and shareholders' equity	$	4,649,793	$	4,684,345

Select Income REIT
Supplemental Operating and Financial Data, June 30, 2016



CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar and share amounts in thousands, except per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2016	2015	2016	2015
Revenues:				
Rental income	$ 96,615	$ 92,166	$ 194,475	$ 172,644
Tenant reimbursements and other income	18,289	15,048	37,661	28,985
Total revenues	114,904	107,214	232,136	201,629
Expenses:				
Real estate taxes	10,522	9,019	20,810	17,376
Other operating expenses	12,635	9,801	25,593	18,808
Depreciation and amortization	33,405	32,390	66,874	57,109
Acquisition related costs	-	779	58	21,318
General and administrative	7,374	6,368	14,350	13,160
Total expenses	63,936	58,357	127,685	127,771
Operating income	50,968	48,857	104,451	73,858
Dividend income	475	-	475	-
Interest expense (including net amortization of debt premiums and discounts and debt issuance costs of $1,376, $1,210, $2,750 and $2,381, respectively)	(20,584)	(19,497)	(41,193)	(33,676)
Loss on early extinguishment of debt	-	-	-	(6,845)
Income before income tax expense and equity in earnings of an investee	30,859	29,360	63,733	33,337
Income tax expense	(124)	(195)	(263)	(226)
Equity in earnings of an investee	17	23	94	95
Net income	30,752	29,188	63,564	33,206
Net income allocated to noncontrolling interest	-	(48)	(33)	(89)
Net income attributed to SIR	$ 30,752	$ 29,140	$ 63,531	$ 33,117
Weighted average common shares outstanding - basic	89,292	88,617	89,289	84,078
Weighted average common shares outstanding - diluted	89,315	88,631	89,306	84,090
Net income attributed to SIR per common share - basic and diluted	$ 0.34	$ 0.33	$ 0.71	$ 0.39
Additional Data:				
General and administrative expenses / total revenues	6.4%	5.9%	6.2%	6.5%
General and administrative expenses / total assets (at end of period)	0.2%	0.1%	0.3%	0.3%
Non-cash straight line rent adjustments included in rental income [1]	$ 6,269	$ 6,646	$ 12,571	$ 12,473
Lease value amortization included in rental income [1]	$ 419	$ 1,288	$ 855	$ 2,096
Lease termination fees included in rental income	$ -	$ -	$ -	$ 48
Non-cash amortization included in other operating expenses [2]	$ 213	$ -	$ 426	$ -
Non-cash amortization included in general and administrative expenses [2]	$ 344	$ 142	$ 689	$ 142

[1] We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities.

[2] We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as an allocated reduction to business management fees and property management fees, which are included in general and administrative and other operating expenses, respectively.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the Six Months Ended June 30,	
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 63,564	$ 33,206
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	38,931	33,828
Net amortization of debt premiums and discounts and debt issuance costs	2,750	2,381
Amortization of acquired real estate leases and assumed real estate lease obligations	26,510	20,532
Amortization of deferred leasing costs	676	699
Provision for losses on rents receivable	150	(288)
Straight line rental income	(12,571)	(12,473)
Loss on early extinguishment of debt	-	6,845
Other non-cash expenses, net	(236)	1,188
Equity in earnings of an investee	(94)	(95)
Change in assets and liabilities:		
Restricted cash	1,127	916
Rents receivable	1,443	3,457
Deferred leasing costs	(3,408)	(262)
Other assets	1,233	(302)
Accounts payable and other liabilities	(3,973)	18,871
Rents collected in advance	(1,976)	(5,360)
Security deposits	(21)	181
Due to related persons	564	2,624
Net cash provided by operating activities	114,669	105,948
CASH FLOWS FROM INVESTING ACTIVITIES:		
Real estate acquisitions and deposits	(1,000)	(1,992,577)
Real estate improvements	(4,255)	(2,131)
Proceeds from sale of properties, net	-	509,045
Investment in The RMR Group Inc.	-	(18,461)
Net cash used in investing activities	(5,255)	(1,504,124)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of senior unsecured notes, net	-	1,433,694
Proceeds from borrowings	65,000	1,572,000
Repayments of borrowings	(88,127)	(1,506,122)
Debt issuance costs	-	(23,761)
Distributions to common shareholders	(89,374)	(68,245)
Purchase of noncontrolling interest	(3,908)	-
Distributions to noncontrolling interest	(66)	(185)
Net cash (used in) provided by financing activities	(116,475)	1,407,381
(Decrease) increase in cash and cash equivalents	(7,061)	9,205
Cash and cash equivalents at beginning of period	17,876	13,504
Cash and cash equivalents at end of period	$ 10,815	$ 22,709
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ 38,408	$ 8,149
Income taxes paid	$ 391	$ 293
NON-CASH INVESTING ACTIVITIES:		
Real estate and investment acquired by issuance of shares	$ -	$ (737,267)
Real estate acquired by assumption of mortgage notes payable	$ -	$ (297,698)
Real estate sold by assumption of mortgage notes payable	$ -	$ 29,955
Working capital assumed	$ -	$ (20,720)
NON-CASH FINANCING ACTIVITIES:		
Assumption of mortgage notes payable	$ -	$ 297,698
Mortgage notes payable assumed in real estate sale	$ -	$ (29,955)
Issuance of SIR common shares	$ -	$ 737,267



DEBT SUMMARY

(dollars in thousands)

As of June 30, 2016:	Coupon Rate [1]	Interest Rate [2]	Principal Balance [3]	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:						
Revolving credit facility (LIBOR + 105 bps) [4][6]	1.486%	1.486%	$ 280,000	3/29/2019	$ 280,000	2.7
Term loan (LIBOR + 115 bps) [5][6]	1.607%	1.607%	350,000	3/31/2020	350,000	3.8
Subtotal / weighted average unsecured floating rate debt	1.553%	1.553%	630,000		630,000	3.3
Unsecured Fixed Rate Debt:						
Senior notes due 2018	2.850%	2.985%	350,000	2/1/2018	350,000	1.6
Senior notes due 2020	3.600%	3.775%	400,000	2/1/2020	400,000	3.6
Senior notes due 2022	4.150%	4.360%	300,000	2/1/2022	300,000	5.6
Senior notes due 2025	4.500%	4.755%	400,000	2/1/2025	400,000	8.6
Subtotal / weighted average unsecured fixed rate debt	3.781%	3.976%	1,450,000		1,450,000	4.9
Secured Floating Rate Debt						
One property (one building) in Duluth, GA (LIBOR + 140 bps)	1.900%	1.900%	40,233	12/19/2016	40,233	0.5
Secured Fixed Rate Debt:						
One property (two buildings) in Carlsbad, CA	5.950%	4.200%	17,627	9/1/2017	17,314	1.2
One property (one building) in Harvey, IL	4.500%	3.280%	2,000	6/1/2019	1,902	2.9
One property (one building) in Columbus, OH	4.500%	3.280%	2,400	6/1/2019	2,282	2.9
One property (one building) in Ankeny, IA	3.870%	3.380%	12,360	7/19/2020	12,360	4.1
One property (one building) in Philadelphia, PA [7]	2.457%	4.160%	41,000	8/3/2020	39,635	4.1
One property (one building) in Chester, VA	3.990%	3.480%	48,750	11/1/2020	48,750	4.3
One property (three buildings) in Seattle, WA	3.550%	3.790%	71,000	5/1/2023	71,000	6.8
One property (one building) in Chicago, IL	3.700%	3.590%	50,000	6/1/2023	50,000	6.9
Subtotal / weighted average secured fixed rate debt	3.691%	3.749%	245,137		243,243	5.3
Total / weighted average debt	3.146%	3.272%	$ 2,365,370		$ 2,363,476	4.4

(1) Reflects the interest rate stated in, or determined pursuant to, the contract terms.

(2) Includes the effect of interest rate protection and mark to market accounting for certain mortgages and discounts on senior unsecured notes. Excludes upfront transaction costs.

(3) Principal balance excludes unamortized premiums, discounts and certain issuance costs related to these debts. Total debt outstanding as of June 30, 2016, net of unamortized premiums, discounts and certain issuance costs totaling $22,719, was $2,342,651.

(4) We have a $750,000 revolving credit facility which has a maturity date of March 29, 2019, interest payable on borrowings of LIBOR plus 105 basis points and a facility fee of 20 basis points. Both the interest rate premium and the facility fee for the revolving credit facility are subject to adjustment based on changes to our credit ratings. Upon the payment of an extension fee and meeting other conditions, we have the option to extend the maturity date to March 29, 2020. Principal balance represents the amount outstanding on our $750,000 revolving credit facility at June 30, 2016. Interest rate is as of June 30, 2016 and excludes the 20 basis points facility fee.

(5) We have a $350,000 term loan with a maturity date of March 31, 2020 and an interest rate on the amount outstanding of LIBOR plus 115 basis points. The interest rate premium for the term loan is subject to adjustment based on changes to our credit ratings. Principal balance represents the amount outstanding on our $350,000 term loan at June 30, 2016. Interest rate is as of June 30, 2016.

(6) The maximum borrowing availability under the revolving credit facility and term loan, combined, may be increased to up to $2,200,000 on certain terms and conditions.

(7) Interest is payable at a rate equal to LIBOR plus a premium. The interest charge has been fixed by a cash flow hedge which sets the interest rate at approximately 4.16% until August 3, 2020, which is the maturity date of the mortgage note. Coupon rate is as of June 30, 2016.



DEBT MATURITY SCHEDULE

(dollars in thousands)

Scheduled Principal Payments As of June 30, 2016

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Secured Floating Rate Debt	Secured Fixed Rate Debt	Total [3]
7/1/2016 - 12/31/2016	$ -	$ -	$ 40,233	$ 165	$ 40,398
2017	-	-	-	17,570	17,570
2018	-	350,000	-	304	350,304
2019	280,000 [1]	-	-	4,926	284,926
2020	350,000 [2]	400,000	-	101,172	851,172
2021	-	-	-	-	-
2022	-	300,000	-	-	300,000
2023	-	-	-	121,000	121,000
2024	-	-	-	-	-
2025	-	400,000	-	-	400,000
Total	$ 630,000	$ 1,450,000	$ 40,233	$ 245,137	$ 2,365,370
Percent	26.6%	61.3%	1.7%	10.4%	100.0%

(1) Represents the amount outstanding on our $750,000 revolving credit facility at June 30, 2016. We have a $750,000 revolving credit facility which has a maturity date of March 29, 2019, interest payable on borrowings of LIBOR plus 105 basis points and a facility fee of 20 basis points. Both the interest rate premium and the facility fee for the revolving credit facility are subject to adjustment based on changes to our credit ratings. Upon the payment of an extension fee and meeting other conditions, we have the option to extend the maturity date to March 29, 2020.

(2) Represents the amount outstanding on our $350,000 term loan at June 30, 2016. We have a $350,000 term loan with a maturity date of March 31, 2020 and interest rate on the amount outstanding of LIBOR plus 115 basis points. The interest rate premium for the term loan is subject to adjustment based on changes to our credit ratings.

(3) Total debt outstanding as of June 30, 2016, net of unamortized premiums, discounts and certain issuance costs totaling $22,719, was $2,342,651.



LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Leverage Ratios:					
Total debt (book value) [1] / total gross assets [2]	48.3%	49.0%	48.7%	48.3%	46.5%
Total debt (book value) [1] / gross book value of real estate assets [3]	49.6%	50.6%	50.1%	50.5%	48.7%
Total debt (book value) [1] / total market capitalization [4]	50.2%	53.7%	57.2%	58.2%	54.4%
Secured debt (book value) [1] / total assets	6.2%	6.1%	6.1%	6.0%	6.2%
Variable rate debt (book value) [1] / total debt (book value) [1]	28.5%	30.0%	29.2%	29.3%	24.1%
Coverage Ratios:					
Adjusted EBITDA [5] / interest expense	4.2x	4.2x	4.4x	4.2x	4.2x
Total debt (book value) [1] / annualized Adjusted EBITDA [5]	6.9x	6.8x	6.7x	7.0x	6.7x
Public Debt Covenants:					
Total debt / adjusted total assets [6] (maximum 60%)	49.7%	50.4%	50.2%	49.8%	48.2%
Secured debt / adjusted total assets [6] (maximum 40%)	6.0%	6.0%	6.0%	6.0%	6.2%
Consolidated income available for debt service [7] / annual debt service (minimum 1.50x)	4.5x	4.6x	4.4x	4.3x	4.00
Total unencumbered assets [6] / unsecured debt (minimum 150%)	202.4%	198.8%	200.0%	201.5%	209.4%

(1) Debt amounts are net of unamortized premiums, discounts and certain issuance costs.

(2) Total gross assets is total assets plus accumulated depreciation.

(3) Gross book value of real estate assets is real estate properties at cost, plus certain acquisition costs, if any, before depreciation and purchase price allocations, less impairment writedowns, if any.

(4) Total market capitalization is total debt plus the market value of our common shares at the end of each period.

(5) See page 22 for the calculation of Adjusted EBITDA and for a reconciliation of net income determined in accordance with GAAP to that amount.

(6) Adjusted total assets and total unencumbered assets include original cost of real estate assets calculated in accordance with GAAP and exclude depreciation and amortization, accounts receivable, other intangible assets and impairment writedowns, if any.

(7) Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, taxes, loss on asset impairment and gains and losses on acquisitions and sales of assets and early extinguishment of debt, determined together with debt service on a pro forma basis for the four consecutive fiscal quarters most recently ended.

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS



CAPITAL EXPENDITURES SUMMARY

(dollars in thousands)

	For the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Tenant improvements [1]	$ 902	$ 14	$ 192	$ 12	$ 1,632
Leasing costs [2]	121	3,139	303	1,297	320
Building improvements [3]	1,021	104	1,054	444	514
Recurring capital expenditures	2,044	3,257	1,549	1,753	2,466
Development, redevelopment and other activities [4]	1,187	748	694	69	11
Total capital expenditures	$ 3,231	$ 4,005	$ 2,243	$ 1,822	$ 2,477

[1] Tenant improvements include capital expenditures used to improve tenants' space or amounts paid directly to tenants to improve their space.

[2] Leasing costs include leasing related costs, such as brokerage commissions, legal costs and tenant inducements.

[3] Building improvements generally include (i) expenditures to replace obsolete building components and (ii) expenditures that extend the useful life of existing assets.

[4] Development, redevelopment and other activities generally include (i) capital expenditures that are identified at the time of a property acquisition and incurred within a short time period after acquiring the property and (ii) capital expenditure projects that reposition a property or result in new sources of revenues.



Acquisitions [1]:

Date Acquired	Location	Number of Properties	Number of Buildings	Sq. Ft.	Purchase Price [2]	Purchase Price [2] / Sq. Ft.	Cap Rate [3]	Weighted Average Remaining Lease Term in Years [4]	Percent Leased [5]	Tenant
7/22/2016	Huntsville, AL	1	1	57	$ 10,200	$ 179	8.7%	15.0	100.0%	Digium, Inc.

[1] In February 2016, SIR also acquired its joint venture partner's 11% interest in a 344,476 square foot net leased office building located in Duluth, GA for $3.9 million. As a result of that acquisition, SIR now wholly owns that property.

[2] Represents the gross purchase price, excluding acquisition related costs, purchase price allocations and assumed mortgage debt.

[3] Represents the ratio of (x) annual straight line rental income, excluding the impact of above and below market lease amortization, based on existing leases as of the date of acquisition, less estimated annual property operating expenses as of the date of acquisition, excluding depreciation and amortization expense, to (y) the acquisition purchase price, including the principal amount of any assumed debt and excluding acquisition related costs.

[4] Average remaining lease term in years is weighted based on rental revenues as of the date acquired.

[5] Percent leased is as of the date acquired.

Dispositions:

SIR has not disposed of any properties since January 1, 2016.

PROPERTY ACQUISITIONS AND DISPOSITIONS INFORMATION SINCE 1/1/16

CALCULATION OF PROPERTY NET OPERATING INCOME (NOI) AND CASH BASIS NOI [1]



(dollars in thousands)

	For the Three Months Ended					For the Six Months Ended	
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015	6/30/2016	6/30/2015
Calculation of NOI and Cash Basis NOI:							
Rental income	$ 96,615	$ 97,860	$ 96,750	$ 94,745	$ 92,166	$ 194,475	$ 172,644
Tenant reimbursements and other income	18,289	19,372	18,044	17,197	15,048	37,661	28,985
Real estate taxes	(10,522)	(10,288)	(10,213)	(9,871)	(9,019)	(20,810)	(17,376)
Other operating expenses	(12,635)	(12,958)	(11,832)	(11,313)	(9,801)	(25,593)	(18,808)
NOI	91,747	93,986	92,749	90,758	88,394	185,733	165,445
Non-cash straight line rent adjustments included in rental income [2]	(6,269)	(6,302)	(6,975)	(7,922)	(6,646)	(12,571)	(12,473)
Lease value amortization included in rental income [2]	(419)	(436)	(548)	(786)	(1,288)	(855)	(2,096)
Lease termination fees included in rental income [2]	-	-	(75)	-	-	-	(48)
Non-cash amortization included in other operating expenses [3]	(213)	(213)	(215)	(215)	-	(426)	-
Cash Basis NOI	$ 84,846	$ 87,035	$ 84,936	$ 81,835	$ 80,460	$ 171,881	$ 150,828
Reconciliation of Cash Basis NOI and NOI to Net Income:							
Cash Basis NOI	$ 84,846	$ 87,035	$ 84,936	$ 81,835	$ 80,460	$ 171,881	$ 150,828
Non-cash straight line rent adjustments included in rental income [2]	6,269	6,302	6,975	7,922	6,646	12,571	12,473
Lease value amortization included in rental income [2]	419	436	548	786	1,288	855	2,096
Lease termination fees included in rental income [2]	-	-	75	-	-	-	48
Non-cash amortization included in other operating expenses [3]	213	213	215	215	-	426	-
NOI	91,747	93,986	92,749	90,758	88,394	185,733	165,445
Depreciation and amortization	(33,405)	(33,469)	(32,727)	(33,070)	(32,390)	(66,874)	(57,109)
Acquisition related costs	-	(58)	(267)	(402)	(779)	(58)	(21,318)
General and administrative	(7,374)	(6,976)	(6,371)	(6,328)	(6,368)	(14,350)	(13,160)
Operating income	50,968	53,483	53,384	50,958	48,857	104,451	73,858
Dividend income	475	-	1,666	-	-	475	-
Interest expense	(20,584)	(20,609)	(20,175)	(20,034)	(19,497)	(41,193)	(33,676)
Loss on early extinguishment of debt	-	-	-	-	-	-	(6,845)
Loss on distribution to common shareholders of RMR common stock	-	-	(23,717)	-	-	-	-
Income before income tax expense and equity in earnings (loss) of an investee	30,859	32,874	11,158	30,924	29,360	63,733	33,337
Income tax expense	(124)	(139)	(191)	(98)	(195)	(263)	(226)
Equity in earnings (loss) of an investee	17	77	(50)	(25)	23	94	95
Net income	$ 30,752	$ 32,812	$ 10,917	$ 30,801	$ 29,188	$ 63,564	$ 33,206

(1) See Definitions of Certain Non-GAAP Financial Measures on page 24 for a definition of NOI and Cash Basis NOI, a description of why we believe they are appropriate supplemental measures and a description of how we use these measures.

(2) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities and lease termination fees, if any.

(3) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as a reduction to property management fees, which are included in other operating expenses.

Select Income REIT
Supplemental Operating and Financial Data, June 30, 2016



RECONCILIATION OF NOI TO SAME PROPERTY NOI AND CALCULATION OF SAME PROPERTY CASH BASIS NOI [1]

(dollars in thousands)

| | For the Three Months Ended | | | | For the Six Months Ended | | | |
	6/30/2016		6/30/2015		6/30/2016		6/30/2015	
Reconciliation of NOI to Same Property NOI [2][3]:								
Rental income	$	96,615	$	92,166	$	194,475	$	172,644
Tenant reimbursements and other income		18,289		15,048		37,661		28,985
Real estate taxes		(10,522)		(9,019)		(20,810)		(17,376)
Other operating expenses		(12,635)		(9,801)		(25,593)		(18,808)
NOI		91,747		88,394		185,733		165,445
Less:								
NOI of properties not included in same property results		(3,768)		(321)		(89,605)		(69,741)
Same property NOI	$	87,979	$	88,073	$	96,128	$	95,704
Calculation of Same Property Cash Basis NOI [2][3]:								
Same property NOI	$	87,979	$	88,073	$	96,128	$	95,704
Less:								
Non-cash straight line rent adjustments included in rental income [4]		(5,873)		(6,621)		(5,531)		(6,333)
Lease value amortization included in rental income [4]		(1,197)		(1,286)		(124)		(193)
Lease termination fees included in rental income [4]		-		-		-		(48)
Non-cash amortization included in other operating expenses [5]		(213)		-		(268)		-
Same property Cash Basis NOI	$	80,696	$	80,166	$	90,205	$	89,130

(1) See Definitions of Certain Non-GAAP Financial Measures on page 24 for a definition of NOI and Cash Basis NOI, a description of why we believe they are appropriate supplemental measures and a description of how we use these measures.

(2) For the three months ended June 30, 2016, same property NOI and Cash Basis NOI are based on properties we owned as of June 30, 2016, and which we owned continuously since April 1, 2015.

(3) For the six months ended June 30, 2016, same property NOI and Cash Basis NOI are based on properties we owned as of June 30, 2016, and which we owned continuously since January 1, 2015.

(4) We report rental income on a straight line basis over the terms of the respective leases; accordingly, rental income includes non-cash straight line rent adjustments. Rental income also includes non-cash amortization of intangible lease assets and liabilities and lease termination fees, if any.

(5) We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035 as a reduction to property management fees, which are included in other operating expenses.



CALCULATION OF EBITDA AND ADJUSTED EBITDA [1]

(dollars in thousands)

	For the Three Months Ended					For the Six Months Ended	
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015	6/30/2016	6/30/2015
Net income	$ 30,752	$ 32,812	$ 10,917	$ 30,801	$ 29,188	$ 63,564	$ 33,206
Plus: interest expense	20,584	20,609	20,175	20,034	19,497	41,193	33,676
Plus: income tax expense	124	139	191	98	195	263	226
Plus: depreciation and amortization	33,405	33,469	32,727	33,070	32,390	66,874	57,109
EBITDA	84,865	87,029	64,010	84,003	81,270	171,894	124,217
Plus: acquisition related costs	-	58	267	402	779	58	21,318
Plus: general and administrative expense paid in common shares [2]	607	272	156	265	703	879	1,330
Plus: loss on early extinguishment of debt [3]	-	-	-	-	-	-	6,845
Plus: loss on distribution to common shareholders of RMR common stock [4]	-	-	23,717	-	-	-	-
Adjusted EBITDA	$ 85,472	$ 87,359	$ 88,150	$ 84,670	$ 82,752	$ 172,831	$ 153,710

[1] See Definitions of Certain Non-GAAP Financial Measures on page 24 for a definition of EBITDA and Adjusted EBITDA and a description of why we believe they are appropriate supplemental measures.

[2] Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, officers and certain other employees of RMR's operating subsidiary, The RMR Group LLC. Beginning June 1, 2015, all business management fees are paid in cash.

[3] We recorded a $6,845 loss on early extinguishment of debt in the first quarter of 2015 in connection with the termination of a bridge loan and the refinancing of our revolving credit facility and term loan.

[4] Amount represents a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.



CALCULATION OF FUNDS FROM OPERATIONS (FFO) ATTRIBUTED TO SIR AND NORMALIZED FFO ATTRIBUTED TO SIR (1)

(amounts in thousands, except per share data)

	For the Three Months Ended					For the Six Months Ended	
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015	6/30/2016	6/30/2015
Net income attributed to SIR	$ 30,752	$ 32,779	$ 10,876	$ 30,755	$ 29,140	$ 63,531	$ 33,117
Plus: depreciation and amortization	33,405	33,469	32,727	33,070	32,390	66,874	57,109
Plus: net income allocated to noncontrolling interest	-	33	41	46	48	33	89
Less: FFO allocated to noncontrolling interest	-	(77)	(118)	(121)	(114)	(77)	(197)
FFO attributed to SIR	64,157	66,204	43,526	63,750	61,464	130,361	90,118
Plus: acquisition related costs	-	58	267	402	779	58	21,318
Plus: loss on early extinguishment of debt	-	-	-	-	-	-	6,845
Plus: loss on distribution to common shareholders of RMR common stock (2)	-	-	23,717	-	-	-	-
Less: normalized FFO from noncontrolling interest, net of FFO	-	-	-	-	(3)	-	(62)
Normalized FFO attributed to SIR	$ 64,157	$ 66,262	$ 67,510	$ 64,152	$ 62,240	$ 130,419	$ 118,219
Weighted average common shares outstanding - basic	89,292	89,286	89,285	89,267	88,617	89,289	84,078
Weighted average common shares outstanding - diluted	89,315	89,295	89,291	89,274	88,631	89,306	84,090
Net income attributed to SIR per share - basic and diluted	$ 0.34	$ 0.37	$ 0.12	$ 0.34	$ 0.33	$ 0.71	$ 0.39
FFO attributed to SIR per share - basic and diluted	$ 0.72	$ 0.74	$ 0.49	$ 0.71	$ 0.69	$ 1.46	$ 1.07
Normalized FFO attributed to SIR per share - basic and diluted	$ 0.72	$ 0.74	$ 0.76	$ 0.72	$ 0.70	$ 1.46	$ 1.41

(1) See Definitions of Certain Non-GAAP Financial Measures on page 24 for a definition of FFO attributed to SIR and Normalized FFO attributed to SIR, a description of why we believe they are appropriate supplemental measures and a description of how we use these measures.

(2) Amount represents a non-cash loss recorded as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.



DEFINITIONS OF CERTAIN NON-GAAP FINANCIAL MEASURES

NOI and Cash Basis NOI:

The calculations of NOI and Cash Basis NOI exclude certain components of net income in order to provide results that are more closely related to our property level results of operations. We calculate NOI and Cash Basis NOI as shown on page 20. We define NOI as income from our rental of real estate less our property operating expenses. NOI excludes amortization of capitalized tenant improvement costs and leasing commissions because we record those amounts as depreciation and amortization. We define Cash Basis NOI as NOI excluding non-cash straight line rent adjustments, lease value amortization, lease termination fees, if any, and non-cash amortization included in other operating expenses. We consider NOI and Cash Basis NOI to be appropriate supplemental measures to net income because they may help both investors and management to understand the operations of our properties. We use NOI and Cash Basis NOI to evaluate individual and company wide property level performance, and we believe that NOI and Cash Basis NOI provide useful information to investors regarding our results of operations because they reflect only those income and expense items that are generated and incurred at the property level and may facilitate comparisons of our operating performance between periods and with other REITs. NOI and Cash Basis NOI do not represent cash generated by operating activities in accordance with GAAP and should not be considered as an alternative to net income, net income attributed to SIR or operating income as an indicator of our operating performance or as a measure of our liquidity. These measures should be considered in conjunction with net income, net income attributed to SIR, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other real estate companies and REITs may calculate NOI and Cash Basis NOI differently than we do.

EBITDA and Adjusted EBITDA:

We calculate EBITDA and Adjusted EBITDA as shown on page 22. We consider EBITDA and Adjusted EBITDA to be appropriate supplemental measures of our operating performance, along with net income, net income attributed to SIR, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income attributed to SIR or operating income as an indicator of operating performance or as a measure of our liquidity. These measures should be considered in conjunction with net income, net income attributed to SIR, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other real estate companies and REITs may calculate EBITDA and Adjusted EBITDA differently than we do.

FFO Attributed to SIR and Normalized FFO Attributed to SIR:

We calculate FFO attributed to SIR and Normalized FFO attributed to SIR as shown on page 23. FFO attributed to SIR is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income, calculated in accordance with GAAP, plus real estate depreciation and amortization and the difference between net income and FFO allocated to noncontrolling interest, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO attributed to SIR differs from NAREIT's definition of FFO because we include business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP due to their quarterly volatility not necessarily being indicative of our core operating performance and the uncertainty as to whether any such business management incentive fees will ultimately be payable when all contingencies for determining any such fees are determined at the end of the calendar year and we exclude acquisition related costs, loss on early extinguishment of debt, loss on distribution to common shareholders of RMR common stock and Normalized FFO from noncontrolling interest, net of FFO. We consider FFO attributed to SIR and Normalized FFO attributed to SIR to be appropriate supplemental measures of operating performance for a REIT, along with net income, net income attributed to a REIT, operating income and cash flow from operating activities. We believe that FFO attributed to SIR and Normalized FFO attributed to SIR provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO attributed to SIR and Normalized FFO attributed to SIR may facilitate a comparison of our operating performance between periods and with other REITs. FFO attributed to SIR and Normalized FFO attributed to SIR are among the factors considered by our Board of Trustees when determining the amount of distributions to our shareholders. Other factors include, but are not limited to, requirements to maintain our qualification for taxation as a REIT, limitations in our credit agreement and public debt covenants, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs and availability of cash to pay our obligations. FFO attributed to SIR and Normalized FFO attributed to SIR do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, net income attributed to SIR or operating income as an indicator of our operating performance or as a measure of our liquidity. These measures should be considered in conjunction with net income, net income attributed to SIR, operating income and cash flow from operating activities as presented in our Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Cash Flows. Other real estate companies and REITs may calculate FFO and Normalized FFO differently than we do.

PORTFOLIO INFORMATION





2555 Grand Boulevard, Kansas City, MO
Square Feet: 595,607
Shook, Hardy & Bacon Headquarters



PORTFOLIO SUMMARY BY PROPERTY TYPE

(dollars and sq. ft. in thousands)

As of and For the Three Months Ended June 30, 2016

Key Statistic	Mainland Office	Mainland Industrial	Subtotal Mainland Properties	Hawaii Properties	Total
Number of properties	64	44	108	11	119
Percent of total	53.8%	37.0%	90.8%	9.2%	100.0%
Leasable buildings, land parcels and easements	85	46	131	229	360
Percent of total	23.6%	12.8%	36.4%	63.6%	100.0%
Total square feet	12,613	14,315	26,928	17,778	44,706
Percent of total	28.2%	32.0%	60.2%	39.8%	100.0%
Leased square feet	12,228	14,315	26,543	16,736	43,279
Percent leased	96.9%	100.0%	98.6%	94.1%	96.8%
Total revenues	$ 72,222	$ 20,195	92,417	$ 22,487	$ 114,904
Percent of total	62.8%	17.6%	80.4%	19.6%	100.0%
NOI [1]	$ 56,122	$ 18,010	74,132	$ 17,615	$ 91,747
Percent of total	61.2%	19.6%	80.8%	19.2%	100.0%
Cash Basis NOI [1]	$ 51,596	$ 16,559	68,155	$ 16,691	$ 84,846
Percent of total	60.8%	19.5%	80.3%	19.7%	100.0%

[1] See page 20 for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP.

SAME PROPERTY RESULTS OF OPERATIONS

(sq. ft. in thousands)



	As of and For the Three Months Ended [1]		As of and For the Six Months Ended [2]	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Number of Properties:				
Mainland Office	60	60	28	28
Mainland Industrial	44	44	12	12
Subtotal Mainland Properties	104	104	40	40
Hawaii Properties	11	11	11	11
Total	115	115	51	51
Leasable buildings, land parcels and easements:				
Mainland Office	79	79	39	39
Mainland Industrial	46	46	13	13
Subtotal Mainland Properties	125	125	52	52
Hawaii Properties	229	229	229	229
Total	354	354	281	281
Square Feet [3]:				
Mainland Office	11,722	11,722	5,345	5,345
Mainland Industrial	14,315	14,315	4,548	4,548
Subtotal Mainland Properties	26,037	26,037	9,893	9,893
Hawaii Properties	17,778	17,778	17,778	17,778
Total	43,815	43,815	27,671	27,671
Percent Leased [4]:				
Mainland Office	96.7%	100.0%	92.8%	100.0%
Mainland Industrial	100.0%	100.0%	100.0%	100.0%
Subtotal Mainland Properties	98.5%	100.0%	96.1%	100.0%
Hawaii Properties	94.1%	94.4%	94.1%	94.4%
Total	96.7%	97.7%	94.8%	96.4%

[1] Consists of properties that we owned continuously since April 1, 2015.

[2] Consists of properties that we owned continuously since January 1, 2015.

[3] Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

[4] Includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space that is leased but is not occupied or is being offered for sublease by tenants, if any.



SAME PROPERTY RESULTS OF OPERATIONS (CONTINUED)

(dollars in thousands)

	As of and For the Three Months Ended [1]		As of and For the Six Months Ended [2]	
	6/30/2016	6/30/2015	6/30/2016	6/30/2015
Total Revenues:				
Mainland Office	$ 66,340	$ 65,321	$ 58,458	$ 57,801
Mainland Industrial	20,195	19,718	14,073	13,691
Subtotal Mainland Properties	86,535	85,039	72,531	71,492
Hawaii Properties	22,487	21,779	45,826	44,928
Total	$ 109,022	$ 106,818	$ 118,357	$ 116,420
NOI [3]:				
Mainland Office	$ 52,354	$ 52,830	$ 47,656	$ 47,659
Mainland Industrial	18,010	17,679	12,405	12,040
Subtotal Mainland Properties	70,364	70,509	60,061	59,699
Hawaii Properties	17,615	17,564	36,067	36,005
Total	$ 87,979	$ 88,073	$ 96,128	$ 95,704
Cash Basis NOI [3]:				
Mainland Office	$ 47,446	$ 47,189	$ 44,449	$ 43,675
Mainland Industrial	16,559	16,252	11,440	10,969
Subtotal Mainland Properties	64,005	63,441	55,889	54,644
Hawaii Properties	16,691	16,725	34,316	34,486
Total	$ 80,696	$ 80,166	$ 90,205	$ 89,130
NOI % Change:				
Mainland Office	-0.9%		0.0%	
Mainland Industrial	1.9%		3.0%	
Subtotal Mainland Properties	-0.2%		0.6%	
Hawaii Properties	0.3%		0.2%	
Total	-0.1%		0.4%	
Cash Basis NOI % Change:				
Mainland Office	0.5%		1.8%	
Mainland Industrial	1.9%		4.3%	
Subtotal Mainland Properties	0.9%		2.3%	
Hawaii Properties	-0.2%		-0.5%	
Total	0.7%		1.2%	

(1) Consists of properties that we owned continuously since April 1, 2015.
(2) Consists of properties that we owned continuously since January 1, 2015.
(3) See page 20 for the calculation of NOI and Cash Basis NOI and a reconciliation of those amounts to net income determined in accordance with GAAP and see page 21 for a calculation and reconciliation of same property NOI and same property Cash Basis NOI.



LEASING SUMMARY

LEASING SUMMARY

(dollars and sq. ft. in thousands, except per sq. ft. data)

	As of and For the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Properties	119	119	119	118	116
Leasable buildings, land parcels and easements	360	360	360	359	355
Total sq. ft. (1)	44,706	44,706	44,706	44,606	43,921
Square feet leased	43,279	43,700	43,712	43,591	42,921
Percentage leased	96.8%	97.8%	97.8%	97.7%	97.7%
Leasing Activity (Sq. Ft.):					
New leases	15	42	72	60	70
Renewals	133	438	97	1,209	165
Total	148	480	169	1,269	235
% Change in GAAP Rent (2):					
New leases	-21.9%	19.7%	25.5%	21.2%	47.6%
Renewals	24.6%	13.6%	26.6%	9.5%	12.6%
Weighted average	15.5%	13.9%	26.1%	10.0%	22.1%
Leasing Costs and Concession Commitments (3):					
New leases	$ 66	$ 349	$ 720	$ 20	$ 612
Renewals	25	12,263	27	4,226	161
Total	$ 91	$ 12,612	$ 747	$ 4,246	$ 773
Leasing Costs and Concession Commitments per Sq. Ft. (3):					
New leases	$ 4.40	$ 8.31	$ 10.00	$ 0.33	$ 8.74
Renewals	$ 0.19	$ 28.00	$ 0.28	$ 3.50	$ 0.98
Total	$ 0.61	$ 26.28	$ 4.42	$ 3.35	$ 3.29
Weighted Average Lease Term by Sq. Ft. (years):					
New leases	4.3	21.9	21.7	10.0	20.6
Renewals	13.2	15.3	16.9	20.8	8.7
Total	12.3	15.8	18.9	20.2	12.2
Leasing Costs and Concession Commitments per Sq. Ft. per Year (3) (4):					
New leases	$ 1.02	$ 0.38	$ 0.46	$ 0.03	$ 0.42
Renewals	$ 0.01	$ 1.83	$ 0.02	$ 0.17	$ 0.11
Total	$ 0.05	$ 1.66	$ 0.23	$ 0.17	$ 0.27

(1) Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

(2) Percent difference in prior rents charged for same space. Rents include estimated recurring expense reimbursements and exclude lease value amortization.

(3) Includes commitments made for leasing expenditures and concessions, such as tenant improvements, leasing commissions, tenant reimbursements and free rent.

(4) Amounts are per square foot per year for the weighted average lease term by leased square feet.

The above leasing summary is based on leases entered into during the periods indicated.



OCCUPANCY AND LEASING ANALYSIS BY PROPERTY TYPE

(sq. ft. in thousands)

Property Type	Total Sq. Ft. [1] As of 6/30/2016	Sq. Ft. Leases Executed During the Three Months Ended 6/30/2016: New	Renewals	Total
Mainland Office	12,613	-	-	-
Mainland Industrial	14,315	-	-	-
Subtotal Mainland Properties	26,928	-	-	-
Hawaii Properties	17,778	15	133	148
Total	44,706	15	133	148

Property Type	As of 3/31/2016	3/31/2016 % Leased [2]	Sq. Ft. Leased: Expired	New and Renewals	Acquisitions / (Sales)	As of 6/30/2016	6/30/2016 % Leased
Mainland Office	12,613	100.0%	(385)	-	-	12,228	96.9%
Mainland Industrial	14,315	100.0%	-	-	-	14,315	100.0%
Subtotal Mainland Properties	26,928	100.0%	(385)	-	-	26,543	98.6%
Hawaii Properties	16,772	94.3%	(184)	148	-	16,736	94.1%
Total	43,700	97.8%	(569)	148	-	43,279	96.8%

(1) Subject to modest adjustments when space is re-measured or re-configured for new tenants and when land leases are converted to building leases.

(2) Excludes effects of space remeasurements during the period, if any.

Select Income REIT
Supplemental Operating and Financial Data, June 30, 2016
30



TENANT DIVERSITY AND CREDIT CHARACTERISTICS

As of June 30, 2016

% of Annualized Rental Revenue [1]



Technology & Communications
Retail & Food
Real Estate & Financial
Manufacturing & Transportation
Energy Services
Industrial
Legal & Consulting
Other

Tenant Industry	% of Annualized Rental Revenue [1]
Technology & Communications	24.0%
Retail & Food	18.5%
Real Estate & Financial	13.0%
Manufacturing & Transportation	11.6%
Energy Services	10.2%
Industrial	8.0%
Legal & Consulting	7.9%
Other	6.8%
	100.0%

% of Annualized Rental Revenue [1]



Leased Hawaii lands [2]
Investment grade rated [3]
Non-investment grade or unrated

Tenant Credit Characteristics	% of Annualized Rental Revenue [1]
Leased Hawaii lands [2]	15.1%
Investment grade rated [3]	39.4%
Non-investment grade or unrated	45.5%
	100.0%

(1) Annualized rental revenue is calculated as the annualized contractual rents, as of June 30, 2016, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

(2) Excludes certain Hawaii lands which are leased by investment grade rated tenants and included in the investment grade rated tenant credit category.

(3) Includes certain Hawaii lands which are leased by investment grade rated tenants.



TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED RENTAL REVENUE

As of June 30, 2016

(sq. ft. in thousands)

	Tenant	Property Type	Sq. Ft. [1]	% of Total Sq. Ft. [1]	% of Annualized Rental Revenue [2]
1.	Shook, Hardy & Bacon L.L.P.	Mainland Office	596	1.4%	4.0%
2.	Tellabs, Inc.	Mainland Office	820	1.9%	3.7%
3.	Amazon.com, Inc.	Mainland Industrial	3,048	7.0%	3.6%
4.	Bank of America, National Association	Mainland Office	554	1.3%	3.1%
5.	Noble Energy, Inc.	Mainland Office	497	1.1%	3.1%
6.	Tesoro Corporation	Mainland Office	618	1.4%	3.1%
7.	Cinram Group, Inc.	Mainland Industrial	1,873	4.3%	2.9%
8.	F5 Networks, Inc.	Mainland Office	299	0.7%	2.9%
9.	WestRock Company	Mainland Office	311	0.7%	2.4%
10.	Orbital ATK, Inc.	Mainland Office	337	0.8%	2.3%
11.	Tyson Foods, Inc.	Mainland Office	248	0.6%	2.2%
12.	Novell, Inc.	Mainland Office	406	0.9%	1.8%
13.	FedEx Corporation	Mainland Office; Mainland Industrial	795	1.8%	1.7%
14.	PNC Bank, National Association	Mainland Office	441	1.0%	1.4%
15.	Allstate Insurance Company	Mainland Office	458	1.1%	1.3%
16.	ServiceNow, Inc.	Mainland Office	149	0.3%	1.3%
17.	Church & Dwight Co., Inc.	Mainland Office	250	0.6%	1.3%
18.	Restoration Hardware, Inc.	Mainland Industrial	1,195	2.8%	1.3%
19.	Tailored Brands, Inc.	Mainland Office	206	0.5%	1.2%
20.	Primerica Life Insurance Company	Mainland Office	344	0.8%	1.2%
21.	American Tire Distributors, Inc.	Mainland Industrial	722	1.7%	1.1%
22.	The Southern Company	Mainland Office	448	1.0%	1.1%
23.	Compass Group USA, Inc.	Mainland Office	227	0.5%	1.1%
24.	United Launch Alliance, LLC	Mainland Office	168	0.4%	1.1%
25.	Red Hat, Inc.	Mainland Office	175	0.4%	1.0%
	Total		15,185	35.0%	51.2%

(1) Pursuant to existing leases as of June 30, 2016 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

(2) Annualized rental revenue is calculated as the annualized contractual rents, as of June 30, 2016, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

TENANTS REPRESENTING 1% OR MORE OF TOTAL ANNUALIZED RENTAL REVENUE



THREE YEAR LEASE EXPIRATION SCHEDULE BY PROPERTY TYPE

As of June 30, 2016

(dollars and sq. ft. in thousands)

	Total	2016	2017	2018	2019 and Thereafter
Mainland Office:					
Total sq. ft.	12,613				
Leased sq. ft. [1]	12,228	1	135	753	11,339
Percent		0.0%	1.1%	6.2%	92.7%
Annualized rental revenue [2]	$ 280,719	$ 26	$ 2,520	$ 9,368	$ 268,805
Percent		0.0%	0.9%	3.3%	95.8%
Mainland Industrial:					
Total sq. ft.	14,315				
Leased sq. ft. [1]	14,315	-	93	372	13,850
Percent		0.0%	0.6%	2.6%	96.8%
Annualized rental revenue [2]	$ 80,461	$ -	$ 1,372	$ 2,381	$ 76,708
Percent		0.0%	1.7%	3.0%	95.3%
Subtotal Mainland Properties:					
Total sq. ft.	26,928				
Leased sq. ft. [1]	26,543	1	228	1,125	25,189
Percent		0.0%	0.9%	4.2%	94.9%
Annualized rental revenue [2]	$ 361,180	$ 26	$ 3,892	$ 11,749	$ 345,513
Percent		0.0%	1.1%	3.3%	95.6%
Hawaii Properties:					
Total sq. ft.	17,778				
Leased sq. ft. [1]	16,736	142	254	330	16,010
Percent		0.8%	1.5%	2.0%	95.7%
Annualized rental revenue [2]	$ 88,948	$ 653	$ 1,257	$ 3,961	$ 83,077
Percent		0.7%	1.4%	4.5%	93.4%
Total:					
Total sq. ft.	44,706				
Leased sq. ft. [1]	43,279	143	482	1,455	41,199
Percent		0.3%	1.1%	3.4%	95.2%
Annualized rental revenue [2]	$ 450,128	$ 679	$ 5,149	$ 15,710	$ 428,590
Percent		0.2%	1.1%	3.5%	95.2%

[1] Pursuant to existing leases as of June 30, 2016 and includes (i) space being fitted out for occupancy, if any, and (ii) space which is leased but is not occupied, or is being offered for sublease, if any.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of June 30, 2016, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.



PORTFOLIO LEASE EXPIRATION SCHEDULE

As of June 30, 2016

(dollars and sq. ft. in thousands)

Period / Year	Number of Leases	Rented Square Feet Expiring [1]	% of Total Rented Square Feet Expiring [1]	Cumulative % of Total Rented Square Feet Expiring [1]	Annualized Rental Revenue Expiring [2]	% of Total Annualized Rental Revenue Expiring [2]	Cumulative % of Total Annualized Rental Revenue Expiring [2]
7/1/2016 - 12/31/2016	11	143	0.3%	0.3%	$ 679	0.2%	0.2%
2017	15	482	1.1%	1.4%	5,149	1.1%	1.3%
2018	26	1,455	3.4%	4.8%	15,710	3.5%	4.8%
2019	19	1,910	4.4%	9.2%	8,742	1.9%	6.7%
2020	15	961	2.2%	11.4%	9,085	2.0%	8.7%
2021	17	1,124	2.6%	14.0%	11,349	2.5%	11.2%
2022	69	3,914	9.0%	23.0%	48,775	10.8%	22.0%
2023	25	3,580	8.3%	31.3%	39,934	8.9%	30.9%
2024	23	7,001	16.2%	47.5%	69,390	15.4%	46.3%
2025	16	1,769	4.1%	51.6%	26,199	5.8%	52.1%
Thereafter	106	20,940	48.4%	100.0%	215,116	47.9%	100.0%
Total	342	43,279	100.0%		$ 450,128	100.0%	

| Weighted average remaining lease term (in years) | 10.8 | | | | 10.3 | | |

[1] Rented square feet is pursuant to existing leases as of June 30, 2016, and includes (i) space being fitted out for occupancy pursuant to existing leases, if any, and (ii) space which is leased but is not occupied or is being offered for sublease by tenants, if any.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of June 30, 2016, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.



HAWAII LAND RENT RESET SUMMARY

(dollars and sq. ft. in thousands)

Historical Hawaii Land Rent Resets:

	For the Three Months Ended				
	6/30/2016	3/31/2016	12/31/2015	9/30/2015	6/30/2015
Number of leases subject to resets	-	-	1	1	3
Square feet	-	-	70	46	379
Percent change in GAAP rent [1]	0.0%	0.0%	44.3%	55.0%	24.5%

Scheduled Hawaii Land Rent Resets:
As of June 30, 2016

	Number of Resets	Sq. Ft.	Annualized Rental Revenue [2]
7/1/2016 - 12/31/2016	-	-	$ -
2017	7	423	2,349
2018	8	380	2,492
2019 and Thereafter	57	5,202	29,136
Total	72	6,005	$ 33,977

[1] Percent difference in prior rents charged for same space. Reset rents include estimated recurring expense reimbursements and exclude lease value amortization.

[2] Annualized rental revenue is calculated as the annualized contractual rents, as of June 30, 2016, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.



Mapunapuna Ground Leases, Honolulu, HI
129 leasable land parcels and easements
Approximate Square Feet: 6,541,000

EXHIBIT

PROPERTY DETAIL

As of June 30, 2016

EXHIBIT A



(dollars and square feet in thousands)

	Property	City	State	Number of Buildings & Contiguous Land Parcels (1)	Property Type		Square Feet	% Leased	Annualized Rental Revenue (2)	Undepreciated Carrying Value (3)	Depreciated Carrying Value (3)	Date Acquired (4)	Weighted Average Year Built or Substantially Renovated (5)
1.	Inverness Center	Birmingham	AL	3	Mainland Office	Building	448	100.0%	$ 4,843	$ 38,631	$ 34,115	12/9/2010; 4/17/2015	1985
2.	Cinram Distribution Center	Huntsville	AL	1	Mainland Industrial	Building	1,371	100.0%	9,210	73,001	66,545	8/31/2012	2007
3.	4501 Industrial Drive	Fort Smith	AR	1	Mainland Industrial	Building	64	100.0%	465	4,385	4,261	1/29/2015	2013
4.	16001 North 28th Avenue	Phoenix	AZ	1	Mainland Office	Building	106	100.0%	1,845	13,669	13,350	4/16/2015	2007
5.	2149 West Dunlap Avenue	Phoenix	AZ	1	Mainland Office	Building	123	100.0%	2,437	20,032	19,521	1/29/2015	1983
6.	Regents Center	Tempe	AZ	2	Mainland Office	Building	101	100.0%	1,847	12,309	7,828	6/30/1999	1988
7.	Campbell Place	Carlsbad	CA	2	Mainland Office	Building	95	100.0%	2,598	21,314	19,632	9/21/2012	2007
8.	Folsom Corporate Center	Folsom	CA	1	Mainland Office	Building	96	100.0%	3,418	28,954	25,447	12/17/2010	2009
9.	Bayside Technology Park	Fremont	CA	1	Mainland Office	Building	101	100.0%	2,162	10,581	9,660	3/19/2009	1990
10.	100 Redwood Shores Parkway	Redwood City	CA	1	Mainland Office	Building	63	100.0%	3,095	35,531	34,708	1/29/2015	2014
11.	3875 Atherton Road	Rocklin	CA	1	Mainland Office	Building	19	100.0%	401	4,180	4,039	1/29/2015	1991
12.	2090 Fortune Drive	San Jose	CA	1	Mainland Office	Building	72	100.0%	914	7,698	7,627	1/29/2015	2014
13.	2115 O'Nel Drive	San Jose	CA	1	Mainland Office	Building	99	100.0%	3,138	33,098	32,209	1/29/2015	2013
14.	6448-6450 Via Del Oro	San Jose	CA	1	Mainland Office	Building	76	100.0%	1,736	14,569	14,160	1/29/2015	1983
15.	North First Street	San Jose	CA	1	Mainland Office	Building	64	100.0%	1,957	14,453	13,955	12/23/2013	2013
16.	Rio Robles Drive	San Jose	CA	3	Mainland Office	Building	186	100.0%	4,589	44,925	43,155	12/23/2013	2011
17.	2450 & 2500 Walsh Avenue	Santa Clara	CA	2	Mainland Office	Building	132	100.0%	4,489	44,797	43,501	1/29/2015	2014
18.	3250 and 3260 Jay Street	Santa Clara	CA	2	Mainland Office	Building	149	100.0%	5,976	63,958	62,114	1/29/2015	2013
19.	350 West Java Drive	Sunnyvale	CA	1	Mainland Office	Building	96	100.0%	2,859	24,012	22,870	11/15/2012	2012
20.	7958 South Chester Street	Centennial	CO	1	Mainland Office	Building	168	100.0%	4,740	30,977	30,152	1/29/2015	2000
21.	350 Spectrum Loop	Colorado Springs	CO	1	Mainland Office	Building	156	100.0%	2,713	23,265	22,551	1/29/2015	2000
22.	955 Aeroplaza Drive	Colorado Springs	CO	1	Mainland Office	Building	125	100.0%	896	8,212	7,949	1/29/2015	2012
23.	13400 East 39th Avenue and 3800 Wheeling Street	Denver	CO	2	Mainland Industrial	Building	394	100.0%	1,345	16,101	15,639	1/29/2015	1996
24.	333 Inverness Drive South	Englewood	CO	1	Mainland Office	Building	140	100.0%	2,389	15,446	14,215	6/15/2012	1998
25.	150 Greenhorn Drive	Pueblo	CO	1	Mainland Industrial	Building	54	100.0%	545	4,377	4,229	1/29/2015	2013
26.	2 Tower Drive	Wallingford	CT	1	Mainland Industrial	Building	62	100.0%	400	3,643	3,110	10/24/2006	1978
27.	1 Targeting Center	Windsor	CT	1	Mainland Office	Building	97	100.0%	1,119	9,076	8,368	7/20/2012	1999
28.	235 Great Pond Road	Windsor	CT	1	Mainland Industrial	Building	171	100.0%	1,383	11,869	10,942	7/20/2012	2004
29.	10350 NW 112th Avenue	Miami	FL	1	Mainland Office	Building	79	100.0%	3,077	23,469	22,762	1/29/2015	2002
30.	2100 NW 82nd Ave	Miami	FL	1	Mainland Industrial	Building	37	100.0%	265	1,897	1,260	3/19/1998	2013

(1) Land parcels include four easements.

(2) Annualized rental revenue is calculated as the annualized contractual rents, as of June 30, 2016, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

(3) Excludes the value of real estate intangibles.

(4) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

(5) Weighted based on square feet.



PROPERTY DETAIL (CONTINUED)

As of June 30, 2016

(dollars and square feet in thousands)

EXHIBIT A

	Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value [3]	Depreciated Carrying Value [3]	Date Acquired [4]	Weighted Average Year Built or Substantially Renovated [5]
31.	One Primerica Parkway	Duluth	GA	1	Mainland Office	Building	344	100.0%	5,221	57,332	55,546	1/29/2015	2013
32.	King Street Ground Lease	Honolulu	HI	1	Hawaii Properties	Land	21	100.0%	236	1,342	1,342	12/5/2003	-
33.	Mapunapuna Ground Leases	Honolulu	HI	129	Hawaii Properties	Land	6,541	100.0%	48,515	344,477	341,432	12/5/2003;11/21/2012	-
34.	Safeway Shopping Center	Honolulu	HI	3	Hawaii Properties	Land	158	100.0%	2,637	11,604	11,525	12/5/2003	-
35.	Salt Lake Shopping Center	Honolulu	HI	2	Hawaii Properties	Land	334	100.0%	1,678	9,660	9,660	12/5/2003	-
36.	Sand Island Buildings	Honolulu	HI	8	Hawaii Properties	Building	295	99.0%	4,929	39,180	33,276	12/5/2003;11/23/2004	1974
37.	Sand Island Ground Leases	Honolulu	HI	40	Hawaii Properties	Land	2,152	100.0%	15,829	92,435	92,387	12/5/2003	-
38.	Waiwai Ground Leases	Honolulu	HI	2	Hawaii Properties	Land	45	0.0%	-	2,567	2,424	12/5/2003	-
39.	Campbell Buildings	Kapolei	HI	5	Hawaii Properties	Building	285	100.0%	3,286	24,153	19,495	6/15/2005	1978
40.	Campbell Easements	Kapolei	HI	3	Hawaii Properties	Land	-	-	- [6]	10,496	10,496	6/15/2005	-
41.	Campbell Ground Leases	Kapolei	HI	35	Hawaii Properties	Land	7,901	87.4%	11,591	102,974	102,712	6/15/2005	-
42.	Waipahu Ground Lease	Waipahu	HI	1	Hawaii Properties	Land	44	100.0%	248	717	717	12/5/2003	-
43.	5500 SE Delaware Avenue	Ankeny	IA	1	Mainland Industrial	Building	450	100.0%	1,687	19,193	18,592	1/29/2015	2012
44.	951 Trails Road	Eldridge	IA	1	Mainland Industrial	Building	172	100.0%	1,021	8,560	6,788	4/2/2007	2001
45.	8305 NW 62nd Avenue	Johnston	IA	1	Mainland Office	Building	199	100.0%	3,240	34,008	32,892	1/29/2015	2011
46.	2300 N 33rd Ave	Newton	IA	1	Mainland Industrial	Building	317	100.0%	1,377	13,899	11,235	9/29/2008	2008
47.	7121 South Fifth Avenue	Pocatello	ID	1	Mainland Industrial	Building	33	100.0%	370	4,626	4,477	1/29/2015	2007
48.	400 South Jefferson Street	Chicago	IL	1	Mainland Office	Building	248	100.0%	9,955	90,479	87,883	1/29/2015	2012
49.	1230 West 171st Street	Harvey	IL	1	Mainland Industrial	Building	40	100.0%	430	2,473	2,414	1/29/2015	2004
50.	475 Bond Street	Lincolnshire	IL	1	Mainland Industrial	Building	223	100.0%	1,604	20,957	20,389	1/29/2015	2000
51.	1415 West Diehl Road	Naperville	IL	1	Mainland Office	Building	820	100.0%	16,766	188,475	178,647	4/1/2014	2001
52.	5156 American Road	Rockford	IL	1	Mainland Industrial	Building	38	100.0%	173	1,929	1,875	1/29/2015	1996
53.	440 North Fairway Drive	Vernon Hills	IL	1	Mainland Office	Building	100	100.0%	1,679	13,977	13,298	10/15/2013	2009
54.	Capitol Tower	Topeka	KS	1	Mainland Office	Building	144	100.0%	3,353	17,616	16,029	7/30/2012	2006
55.	The Atrium at Circleport II	Erlanger	KY	1	Mainland Office	Building	86	100.0%	1,160	13,032	9,509	6/30/2003	1999
56.	17200 Manchac Park Lane	Baton Rouge	LA	1	Mainland Industrial	Building	125	100.0%	884	10,560	10,246	1/29/2015	2014
57.	209 South Bud Street	Lafayette	LA	1	Mainland Industrial	Building	60	100.0%	511	5,249	5,088	1/29/2015	2010
58.	300 and 330 Billerica Road	Chelmsford	MA	2	Mainland Office	Building	209	53.1%	1,501	18,490	16,841	1/18/2011;9/27/2012	2001
59.	111 Powdermill Road	Maynard	MA	1	Mainland Office	Building	287	0.0%	-	29,899	23,801	3/30/2007	1990
60.	314 Littleton Road	Westford	MA	1	Mainland Office	Building	175	100.0%	4,560	33,944	32,866	1/29/2015	2013

(1) Land parcels include four easements.

(2) Annualized rental revenue is calculated as the annualized contractual rents, as of June 30, 2016, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

(3) Excludes the value of real estate intangibles.

(4) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

(5) Weighted based on square feet.

(6) Excludes annual tenant percentage rent generally received and recognized during the first quarter of each year for the previous year. Percentage rent recognized during the first quarter of 2016 totaled $846.

PROPERTY DETAIL (CONTINUED)

As of June 30, 2016

(dollars and square feet in thousands)



EXHIBIT A

	Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value [3]	Depreciated Carrying Value [3]	Date Acquired [4]	Weighted Average Year Built or Substantially Renovated [5]
61.	7001 Columbia Gateway Drive	Columbia	MD	1	Mainland Office	Building	120	100.0%	3,673	28,292	26,140	12/21/2012	2008
62.	4000 Principio Parkway	North East	MD	1	Mainland Industrial	Building	1,195	100.0%	5,803	75,756	73,223	1/29/2015	2012
63.	3550 Green Court	Ann Arbor	MI	1	Mainland Office	Building	82	100.0%	1,625	13,019	12,090	12/21/2012	1998
64.	3800 Midlink Drive	Kalamazoo	MI	1	Mainland Industrial	Building	158	100.0%	2,185	43,229	41,791	1/29/2015	2014
65.	2401 Cram Avenue SE	Bemidji	MN	1	Mainland Industrial	Building	22	100.0%	183	2,237	2,161	1/29/2015	2013
66.	110 Stanbury Industrial Drive	Brookfield	MO	1	Mainland Industrial	Building	16	100.0%	189	2,059	1,993	1/29/2015	2012
67.	2555 Grand Boulevard	Kansas City	MO	1	Mainland Office	Building	596	100.0%	17,933	78,154	76,461	7/31/2015	2003
68.	628 Patton Avenue	Asheville	NC	1	Mainland Industrial	Building	33	100.0%	199	2,014	1,960	1/29/2015	1994
69.	2300 and 2400 Yorkmont Road	Charlotte	NC	2	Mainland Office	Building	284	100.0%	6,101	43,830	42,339	1/29/2015	1995
70.	3900 NE 6th Street	Minot	ND	1	Mainland Industrial	Building	24	100.0%	341	3,923	3,809	1/29/2015	2013
71.	1415 West Commerce Way	Lincoln	NE	1	Mainland Industrial	Building	222	100.0%	1,094	10,718	10,416	1/29/2015	2000
72.	18010 and 18020 Burt Street	Omaha	NE	2	Mainland Office	Building	203	100.0%	3,997	49,833	48,160	1/29/2015	2012
73.	309 Dulty's Lane	Burlington	NJ	1	Mainland Industrial	Building	634	100.0%	3,303	53,000	51,179	1/29/2015	2001
74.	500 Charles Ewing Boulevard	Ewing	NJ	1	Mainland Office	Building	250	100.0%	5,935	74,374	71,928	1/29/2015	2012
75.	725 Darlington Avenue	Mahwah	NJ	1	Mainland Industrial	Building	167	100.0%	2,292	18,012	17,477	4/9/2014	2010
76.	One Jefferson Road	Parsippany	NJ	1	Mainland Office	Building	100	100.0%	4,216	19,107	18,858	11/13/2015	2009
77.	299 Jefferson Road	Parsippany	NJ	1	Mainland Office	Building	151	100.0%	4,031	30,970	30,047	1/29/2015	2011
78.	2375 East Newlands Road	Fernley	NV	1	Mainland Industrial	Building	338	100.0%	1,439	18,700	18,087	1/29/2015	2007
79.	55 Commerce Avenue	Albany	NY	1	Mainland Industrial	Building	125	100.0%	1,091	11,284	10,926	1/29/2015	2013
80.	8687 Carling Road	Liverpool	NY	1	Mainland Office	Building	38	100.0%	748	5,564	4,258	1/6/2006	2007
81.	1212 Pittsford - Victor Road	Pittsford	NY	1	Mainland Office	Building	55	100.0%	1,024	5,213	4,114	11/30/2004	2003
82.	500 Canal View Boulevard	Rochester	NY	1	Mainland Office	Building	95	100.0%	1,563	15,145	10,882	1/6/2006	1997
83.	32150 Just Imagine Drive	Avon	OH	1	Mainland Industrial	Building	645	100.0%	3,479	25,480	21,358	5/29/2009	2000
84.	1415 Industrial Drive	Chillicothe	OH	1	Mainland Industrial	Building	44	100.0%	362	4,465	4,349	1/29/2015	2012
85.	2231 Schrock Road	Columbus	OH	1	Mainland Office	Building	42	100.0%	692	5,190	5,032	1/29/2015	1999
86.	5300 Centerpoint Parkway	Groveport	OH	1	Mainland Industrial	Building	581	100.0%	2,877	32,563	31,505	1/29/2015	2014
87.	200 Orange Point Drive	Lewis Center	OH	1	Mainland Industrial	Building	125	100.0%	1,038	9,913	9,608	1/29/2015	2013
88.	301 Commerce Drive	South Point	OH	1	Mainland Industrial	Building	75	100.0%	486	5,130	4,969	1/29/2015	2013
89.	2820 State Highway 31	McAlester	OK	1	Mainland Industrial	Building	24	100.0%	218	2,537	2,458	1/29/2015	2012
90.	501 Ridge Avenue	Hanover	PA	1	Mainland Industrial	Building	502	100.0%	3,739	27,030	22,701	9/24/2008	1965

(1) Land parcels include four easements.

(2) Annualized rental revenue is calculated as the annualized contractual rents, as of June 30, 2016, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

(3) Excludes the value of real estate intangibles.

(4) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

(5) Weighted based on square feet.

Select Income REIT
Supplemental Operating and Financial Data, June 30, 2016

39



PROPERTY DETAIL (CONTINUED)

As of June 30, 2016

(dollars and square feet in thousands)

EXHIBIT A

	Property	City	State	Number of Buildings & Contiguous Land Parcels [1]	Property Type		Square Feet	% Leased	Annualized Rental Revenue [2]	Undepreciated Carrying Value [3]	Depreciated Carrying Value [3]	Date Acquired [4]	Weighted Average Year Built or Substantially Renovated [5]
91.	8800 Tinicum Boulevard	Philadelphia	PA	1	Mainland Office	Building	441	100.0%	6,451	71,016	68,639	1/29/2015	2000
92.	9680 Old Bailes Road	Fort Mill	SC	1	Mainland Office	Building	60	100.0%	772	8,857	8,571	1/29/2015	2007
93.	996 Paragon Way	Rock Hill	SC	1	Mainland Industrial	Building	945	100.0%	3,053	38,520	37,248	1/29/2015	2014
94.	510 John Dodd Road	Spartanburg	SC	1	Mainland Industrial	Building	1,016	100.0%	4,664	61,298	59,244	1/29/2015	2012
95.	4836 Hickory Hill Road	Memphis	TN	1	Mainland Industrial	Building	646	100.0%	1,651	12,288	11,882	12/23/2014	2007
96.	2020 Joe B. Jackson Parkway	Murfreesboro	TN	1	Mainland Industrial	Building	1,016	100.0%	5,045	62,759	60,802	1/29/2015	2012
97.	16001 North Dallas Parkway	Addison	TX	2	Mainland Office	Building	554	100.0%	14,175	105,724	97,570	1/16/2013	1996
98.	2115-2116 East Randol Mill Road	Arlington	TX	1	Mainland Office	Building	183	100.0%	1,031	13,242	12,716	1/29/2015	1989
99.	Research Park	Austin	TX	2	Mainland Industrial	Building	149	100.0%	2,376	15,282	9,482	6/16/1999	1999
100.	1001 Noble Energy Way	Houston	TX	1	Mainland Office	Building	497	100.0%	13,898	121,726	117,542	1/29/2015	1998
101.	10451 Clay Road	Houston	TX	1	Mainland Office	Building	97	100.0%	2,789	27,012	26,240	1/29/2015	2013
102.	6380 Rogerdale Road	Houston	TX	1	Mainland Office	Building	206	100.0%	5,530	46,828	45,651	1/29/2015	2006
103.	4421 W. John Carp. Freeway	Irving	TX	1	Mainland Office	Building	54	100.0%	635	5,974	3,364	3/19/1998	1995
104.	8675,8701-8711 Freeport Pkwy and 8901 Esters Boulevard	Irving	TX	3	Mainland Office	Building	458	100.0%	6,038	81,610	79,155	1/29/2015	1990
105.	1511 East Common Street	New Braunfels	TX	1	Mainland Office	Building	63	100.0%	1,070	14,412	13,997	1/29/2015	2005
106.	2900 West Plano Parkway	Plano	TX	1	Mainland Office	Building	191	100.0%	1,420	27,491	26,702	1/29/2015	1998
107.	3400 West Plano Parkway	Plano	TX	1	Mainland Office	Building	235	100.0%	1,485	34,392	33,280	1/29/2015	1994
108.	19100 Ridgewood Parkway	San Antonio	TX	1	Mainland Office	Building	618	100.0%	13,809	192,538	185,881	1/29/2015	2008
109.	3600 Wiseman Boulevard	San Antonio	TX	1	Mainland Office	Building	100	100.0%	3,003	15,443	14,450	3/19/2013	2004
110.	1800 Novell Place	Provo	UT	1	Mainland Office	Building	406	100.0%	7,940	85,640	77,581	6/1/2012	2000
111.	4885-4931 North 300 West	Provo	UT	2	Mainland Office	Building	125	100.0%	3,649	29,338	27,176	2/28/2013	2009
112.	1095 South 4800 West	Salt Lake City	UT	1	Mainland Industrial	Building	150	100.0%	1,107	8,413	8,168	1/29/2015	2012
113.	1901 Meadowville Technology Parkway	Chester	VA	1	Mainland Industrial	Building	1,016	100.0%	6,343	71,511	69,120	1/29/2015	2012
114.	501 South 5th Street	Richmond	VA	1	Mainland Office	Building	311	100.0%	10,861	123,672	115,436	7/2/2013	2009
115.	Parham Place	Richmond	VA	3	Mainland Office	Building	89	100.0%	1,616	9,775	9,608	7/20/2015	2013
116.	1751 Blue Hills Drive	Roanoke	VA	1	Mainland Industrial	Building	399	100.0%	1,874	23,760	23,049	1/29/2015	2003
117.	Orbital Sciences Campus	Sterling	VA	3	Mainland Office	Building	337	100.0%	10,359	72,165	66,589	11/29/2012	2000
118.	181 Battaile Drive	Winchester	VA	1	Mainland Industrial	Building	308	100.0%	1,463	14,341	11,058	4/20/2006	1987
119.	351, 401, 501 Elliott Ave West	Seattle	WA	3	Mainland Office	Building	300	100.0%	12,873	129,441	126,097	1/29/2015	2000
				360			44,706	96.8%	$ 450,128	$ 4,123,941	$ 3,920,333		2004

(1) Land parcels include four easements.

(2) Annualized rental revenue is calculated as the annualized contractual rents, as of June 30, 2016, from tenants pursuant to existing leases, including straight line rent adjustments and excluding lease value amortization, and further adjusted for tenant concessions, including free rent and amounts reimbursed to tenants, plus estimated recurring expense reimbursements from tenants pursuant to existing leases.

(3) Excludes the value of real estate intangibles.

(4) Date acquired is the date we acquired the property or the date our former parent entity acquired the property for those properties that our former parent entity contributed to us in February 2012 in connection with our initial public offering.

(5) Weighted based on square feet.